UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Pop Culture Group Co., Ltd Received Nasdaq Deficiency Notice

On November 7, 2023, Pop Culture Group Co., Ltd (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, as a result of the resignation of Mr. Douglas Menelly, Mr. Christopher Kohler and Ms. Xiaolin Hu from the Company’s board of directors (the “Board”) and respective committee assignments, the Company was not in compliance with Nasdaq Listing Rule 5605, including Rules 5605(b)(1) and 5605(c)(2), which requires a listed company to have a board of directors comprised of a majority of independent directors, and the audit committee of the board of directors of a listed company to consist of at least three members, each of whom is an independent director under the Nasdaq Listing Rules and meets heightened independence standards for audit committee members.

Mr. Douglas Menelly, Mr. Christopher Kohler and Ms. Xiaolin Hu did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. After their resignations, the Company has no remaining independent directors or members of the audit, compensation, or nominating committees.

The Notice has no immediate effect on the listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market. The Notice states that the Company does not qualify for a cure period as provided by Nasdaq Listing Rule 5605(c)(4). However, the Company has 45 calendar days (“Compliance Period”) to submit a plan to regain compliance (“Compliance Plan”). If the Compliance Plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Notice to evidence compliance. In the event Nasdaq does not accept the Compliance Plan, Nasdaq rules require the Staff of Nasdaq to provide written notification to the Company that its securities will be delisted. At that time, the Company may appeal the delisting determination to a Hearings Panel.

While the Company can provide no assurances as to whether the Compliance Plan will be accepted by Nasdaq, the Company will use its best effort to identify new independent board members, including members who will also serve on the audit committee within the Compliance Period to regain compliance with the Nasdaq Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: November 9, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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